28 August 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 650,000 Reed Elsevier PLC ordinary shares at a price of 789.5464p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 87,089,684 ordinary shares in treasury, and has 1,178,562,188 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 29,604,770 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 376,000 Reed Elsevier NV ordinary shares at a price of €13.6369 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 53,747,493 ordinary shares in treasury, and has 678,595,390 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 17,134,406 shares.